Leser Hunter Taubman & Taubman
17 State Street, Suite 2000
New York, New York 10004
(212) 732-7184   Fax:  (212) 202-6380
E-mail: lou@lhttlaw.com

December 11, 2008
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Daniel Greenspan

Re:	Tianyin Pharmaceuticals Co., Inc.
Post Effective Amendment No. 3 to
Registration Statement on Form S-3
Filed November 14, 2008
File No. 333-149261

Dear Mr. Greenspan:

Tianyin Pharmaceutical Co., Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-149261) on November 14, 2008, (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof.  After filing the Registration Statement, the Company determined – pursuant to SEC comments, that the Registration Statement had to be filed on a Registration Statement on Form S-1, which the Company filed on December 5, 2008, to replace the Registration Statement.  The Company confirms that no securities have been issued or sold under the Registration Statement.

Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN
/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Dr. Jiang, CEO